

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mailstop 3233

August 25, 2015

Jan Telander
President and Chief Executive Officer
ProGreen Properties, Inc.
380 North Old Woodward Ave., Suite 226
Birmingham, MI 48009

> **Re:** **ProGreen Properties, Inc.**
> **Schedule 14C**
> **Filed August 21, 2015**
> **File No. 0-25429**

Dear Telander:

We have reviewed your filing and have the following comment. Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Principal Stockholders and Security Ownership of Management, page 2

1. Please revise footnote (2) to disclose the natural persons who have voting and dispositive power over the shares held by EIG Capital. Refer to Item 403(a) of Regulation S-K and Rule 13d-3 for guidance.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Peggy Kim at (202) 551-7262 or me at (202) 551-3655 with any questions you may have.

Sincerely,

/s/ Sonia Gupta Barros

Sonia Gupta Barros
Assistant Director
Office of Real Estate and Commodities

cc: Michael Paige, Esq.